As filed with the United States Securities and Exchange Commission on November 17, 2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

Alpha Bank A.E.
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

Greece
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 29711
(302) 738-6680
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York 10005
(212) 250-9100

It is proposed that this filing become effective under Rule 466
☒ ☐	immediately upon filing on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one-fourth of one common share of Alpha Bank A.E.	300,000,000	$0.05	$15,000,000	$1510.50

*	Each unit represents one American Depositary Share.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit (a)(2) to this Registration Statement, which is incorporated herein by reference.

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Cross-Reference Sheet

Item Number and Caption	Location in Form of ADR Filed Herewith asProspectus
1. Name of Depositary and address of its principal executive office:	Following Article (11).

2. Title of ADRs and identity of deposited securities:	Face of ADR, top center and introductory paragraph.

Terms of Deposit:

(a) Amount of deposited securities represented by one unit of ADRs:	Face of ADR, upper right corner and introductory paragraph.

(b) Any procedure for voting the deposited securities:	Articles (13), (14) and (18).

(c) Procedure for collecting and distributing dividends:	Articles (2), (8), (12), (13), (15) and (21).

(d) Procedures for transmitting notices, reports and proxy soliciting material:	Articles (13), (14), (16), (19), (20) and (21).

(e) Sale or exercise of rights:	Articles (8), (12) and (14).

(f) Deposit or sale of securities resulting from dividends, splits or plans of reorganization:	Articles (3), (4), (5), (8) and (15).

(g) Amendment, extension or termination of the deposit agreement:	Articles (20) and (21) (no provision for extensions).

(h) Rights of holders of ADRs to inspect the transfer books of the depositary and the list of holders of ADRs:	Article (16).

(i) Restrictions on the right to transfer or withdraw the underlying securities:	Articles (2), (3), (4), (5), (6) and (8).

(j) Any limitation on the depositary’s liability:	Articles (5), (18) and (19).

3. Fees and charges which may be imposed directly or indirectly on holders of ADRs:	Articles (5) and (8).

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of ADR Filed Herewith asProspectus
(a) The Issuer is exempt from the requirement to register the deposited securities under Section 12(g) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as it (1) is not required to file or furnish reports under Section 13(a) or Section 15(d) of the Exchange Act, (2) currently maintains a listing of the deposited securities on Athens Exchange S.A. (the “Athens Exchange”), which constitutes the Issuer’s primary trading market for those securities, and (3) has published in English on its Internet Web site (http://www.alpha.gr/page/default.asp?la=2&id=52) information that, since the first day of its most recently completed fiscal year (December 31, 2013), it (A) has made public or been required to make public pursuant to the laws of Greece, (B) has filed or been required to file with the Athens Exchange (the principal stock exchange in Greece on which the Issuer’s shares are traded) and that has been made public by the Athens Exchange and (C) has distributed or been required to distribute to its security holders. The Issuer intends to continue to publish, on an ongoing basis and for each subsequent fiscal year, the information specified in Rule 12g3-2(b)(1)(iii) in English on its Internet Web site.
Articles (11) and (16).

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(1)
Form of Amended and Restated Deposit Agreement, including the Form of American Depositary Receipt, among Alpha Bank A.E., as Issuer, Deutsche Bank Trust Company Americas, as Depositary, and all Holders of ADRs issued thereunder. Previously filed as Exhibit (a) to Registration Statement No. 333-160082.

(a)(2)	Form of American Depositary Receipt. – Filed herewith as Exhibit (a)(2).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. – Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. – Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Amended and Restated Deposit Agreement, by and among Alpha Bank A.E., Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 17, 2015.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing one-fourth of one common share of Alpha Bank A.E.

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ James Kelly
Name: James Kelly
Title: Vice President

By:	/s/ Christopher Konopelko
Name: Christopher Konopelko
Title: Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Alpha Bank A.E. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Athens, Greece on November 17, 2015.

Alpha Bank A.E.

By:	/s/ Demetrios P. Mantzounis
Name:	Demetrios P. Mantzounis
Title:	Managing Director - CEO

Know all persons by these presents that each person whose signature appears below constitutes and appoints Demetrios P. Mantzounis and Vassilios E. Psaltis, jointly and severally, his or her true lawful attorneys-in-fact and agents with full and several power of substitution and resubstitution for and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments and supplements to this Registration Statement and any registration statements pursuant to Rule 462(b) under the Securities Act of 1933, as amended, relating thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on November 17, 2015.

Signatures	Capacity

/s/ Vasileios T. Rapanos	Chairman of the Board of Directors
Vasileios T. Rapanos

/s/ Minas G. Tanes	Vice-Chairman of the Board of Directors
Minas G. Tanes

/s/ Demetrios P. Mantzounis	Managing Director - CEO
Demetrios P. Mantzounis

/s/ Spyros N. Filaretos	Executive Director
Spyros N. Filaretos

/s/ Artemios Ch. Theodoridis	Executive Director
Artemios Ch. Theodoridis

/s/ George C. Aronis	Executive Director
George C. Aronis

/s/ Efthimios O. Vidalis	Director
Efthimios O. Vidalis

/s/ Ioanna E. Papadopoulou	Director
Ioanna E. Papadopoulou

/s/ Pavlos A. Apostolides	Director
Pavlos A. Apostolides

/s/ Evangelos J. Kaloussis	Director
Evangelos J. Kaloussis

/s/ Ioannis K. Lyras	Director
Ioannis K. Lyras

Director
Ibrahim S. Dabdoub

Director
Shahzad Shahbaz

/s/ Panagiota S. Iplixian	Director
Panagiota S. Iplixian

/s/ Marica S. Ioannou-Frangakis	Director
Marica S. Ioannou-Frangakis

/s/ Vassilios E. Psaltis	General Manager - CFO
Vassilios E. Psaltis

/s/ Donald J. Puglisi	Authorized Representative in the United States
Donald J. Puglisi
Managing Director
Puglisi & Associates

INDEX TO EXHIBITS

Exhibit Number
(a)(2) Form of American Depositary Receipt (d) Opinion of counsel to the Depositary (e) Rule 466 Certification